UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-39458

Medicenna Therapeutics Corp.
(Translation of registrant's name into English)

2 Bloor St. W., 7th Floor
Toronto, Ontario M4W 3E2, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Other Events

On April 27, 2023, Medicenna Therapeutics Corp. ("Medicenna" or “the Company") issued a press release announcing that on April 25, 2023 it received a notice (the “Extension Notice”) from the Nasdaq Stock Market LLC (“Nasdaq”) granting the Company’s request for a 180-day extension to regain compliance with the minimum bid price requirement ("Minimum Bid Requirement") of US$1.00 per share under the Nasdaq Listing Rule 5450(a)(1). The Company was first notified by Nasdaq of its failure to comply with the Minimum Bid Requirement on October 25, 2022, and was given until April 24, 2023 to regain compliance. The Company now has until October 23, 2023 to meet the requirement.

The Extension Notice has no immediate effect on the listing or trading of the Company’s common stock on Nasdaq, and the Company’s operations are not affected by the receipt of the Extension Notice. If at any time before October 23, 2023, the bid price of Medicenna common shares closes at or above US$1.00 per share for a minimum of 10 consecutive business days, the Company will regain compliance with the Minimum Bid Requirement. If the Company does not regain compliance by October 23, 2023, Nasdaq will provide written notification to the Company that its common stock will be subject to delisting from Nasdaq. At such time, the Company may appeal the delisting determination to a Nasdaq Hearings Panel (the “Panel”). The Company would remain listed pending the Panel’s decision. There can be no assurance that if the Company does appeal a subsequent delisting determination, that such appeal would be successful.

The information set forth above in this Form 6-K and attached as Exhibit 99.1 shall be deemed to be incorporated by reference into the registration statement on Form F-3 (File Number 333-269868) and Form S-8 (File Number 333-240225), and related prospectuses, as such registration statements and prospectuses may be amended from time to time, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release dated April 27, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Medicenna Therapeutics Corp.

Date: April 27, 2023	By:	/s/ Elizabeth Williams
Name: Elizabeth Williams
Title: Chief Financial Officer